Exhibit 99.1

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX       ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

SHARE BUY BACK

Shareholders are advised that the MiX Telematics board of directors (“the Board”) has approved, on May 23, 2017, a share repurchase programme of up to R270 million under which the Company may repurchase its ordinary shares, including American Depositary Shares (“ADSs”).  The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase programme may be discontinued at any time by the Board, and the Company has no obligation to repurchase any amount of its securities under the programme. The repurchase programme will be funded out of existing cash resources.

The repurchase programme will extend from May 29, 2017 unless and until discontinued by the Board or the date when the R270 million limit is exhausted. Any repurchases effected under the share repurchase programme will be in accordance with the general authority granted by special resolution of the Company’s shareholders passed at the Company’s annual general meeting held on September 14, 2016. Subject to the passing of a special resolution at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will continue to be effected under the general authority granted by shareholders at that meeting. Should the special resolution, granting the general authority to repurchase shares, not be passed at the Company’s annual general meeting to be held on September 20, 2017, the repurchase programme will end on September 20, 2017.

Share repurchases may be made by the Company from time to time in open market transactions at prevailing market prices and in accordance with the Company’s insider trading policy.  With respect to repurchases of ADSs on the New York Stock Exchange, the Company will effect such transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. In accordance with JSE Listings Requirements, repurchases effected on the JSE will be at a price not greater than 10% above the volume weighted average trading price of the Company’s shares on the JSE over the five business days immediately preceding any particular repurchase. All repurchases will be undertaken without any prior arrangement between the Company and the counter-party.

Any repurchases made are subject to the Company performing the solvency and liquidity tests required by the South African Companies Act 71 of 2008.

25 May 2017

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